Joanne R. Soslow
215.963.5262
jsoslow@morganlewis.com

May 13, 2005

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

Attention:	Jeffrey Riedler Assistant Director Division of Corporation Finance

Re:	Beijing Med-Pharm Corporation Registration Statement on Form S-1 Pre-effective Amendment No. 2 Filed May 13, 2005 File No. 333-121957

Dear Mr. Riedler:

On behalf of Beijing Med-Pharm Corporation (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 4, 2005 to David Gao with respect to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.

Where indicated below, the Company will include changes to the respective disclosures in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which the Company is filing contemporaneously with this response letter.

We have sent to your attention three courtesy copies of Amendment No. 2 in clean copy and of Amendment No. 2, marked to show changes against the filing of Amendment No. 1, as filed with the Commission on April 19, 2005.

Jeffrey Riedler
Securities and Exchange Commission
May 13, 2005

General

1. We note that you have requested confidential treatment regarding information contained in the cover letter that accompanies your amended filing. You should note that we are not opining at this point as to the adequacy of your redactions and basis for the confidential treatment request. Questions as to whether the information is properly subject to a confidential treatment request will be resolved when and if a FOIA request for the material is made.

Response: The Company acknowledges the Staff’s comment.

Overview, page 6

2. You state here and other places in the prospectus that you charge clients a fixed contractual fee with respect to some of the services you render. In the risk factors and MD&A sections, you should describe the inherent risks in connection with these arrangements, namely, the risk of cost overruns, scope miscalculations, etc.

Response: The Company has revised the risk factors and MD&A to describe the inherent risks related to its fixed contractual fee arrangements in response to the Staff’s comment.

3. After your discussion of the proposed Wanwei acquisition, you should state that the offering will close regardless of whether the acquisition occurs.

Response: The Company has revised this disclosure in response to the Staff’s comment.

Our Opportunity, page 7

4. You state that upon acquiring Wanwei, you will be able to differentiate yourself by offering a complete suite of distribution chain services. We note that several other companies offer a similar solution, as stated in the Competition subsection of the prospectus. In addition, it does not appear that your offering may be properly characterized as complete, as there are other services you could provide. Please revise the disclosure to eliminate your claims regarding differentiation and your offering being complete.

Response: The Company has revised the Registration Statement to eliminate statements regarding its service offering being complete. The Company acknowledges that, as pointed out in the Staff’s comment, there are several other companies that offer a similar solution to that which the Company offers. However, the Company believes that it will be able to differentiate itself from many (as opposed to all) of its competitors because many of its current competitors do not offer both market development and market fulfillment services. Therefore, the Company has revised the Registration Statement to clarify that, upon completion of the Wanwei acquisition, the Company believes that it

Jeffrey Riedler
Securities and Exchange Commission
May 13, 2005

will be able to differentiate itself from many of its competitors based on the enhanced services it would be able to provide.

Our Strategy and Solution, page 8

5. You purport to be pioneering a new business model, based on the fact that the Company will be foreign owned. While being foreign owned may make you different from your competitors, we do not understand why this fact creates a new business model. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to delete any statements that it is pioneering a new business model.

We have a history of operating losses . . ., page 10

6. You state here that you plan to use $3.0 million to acquire distributors over the next 24 months. Please state in MD&A how you arrived at this figure and if you have any potential acquisition opportunities at the letter of intent or similar stage presently.

Response: In response to the Staff’s comment, the Company has revised the MD&A to clarify how it arrived at the $3.0 million that it expects to use in connection with any acquisitions of distributors in the next 24 months. The Company also supplementally advises the Staff that none of the acquisition opportunities that the Company has evaluated, or is in the process of evaluating, are currently at the letter of intent stage or a similar stage.

We may be unsuccessful in attracting . . ., page 7

7. Please change the title of this risk factor to conform to the disclosure that appears in its text.

Response: In response to the Staff’s comment, the Company has revised the title of this risk factor.

If we are unable to satisfy the regulatory requirements . . ., page 16

8. You state that during the Wanwei audit, your auditors identified timing problems concerning the proper recording of expenses. Please state the impact these problems had and could have on your financial statements.

Response: In response to the Staff’s comment, the Company has revised this risk factor per the Staff’s comment to describe the impact on its existing and future financial statements of the timing problems that its auditors identified concerning the proper recording of expenses.

Jeffrey Riedler
Securities and Exchange Commission
May 13, 2005

We are a holding company with no operations of our own and depend on our subsidiaries for revenue, page 16

9. We note your response to comment 27. However, our comment is reissued. Please revise to quantify BMP China and Wanwei’s losses.

Response: The Company has revised this risk factor to quantify the historic losses of BMP China and Wanwei per the Staff’s comment.

Selected and Summary Financial Data, pages 7 and 22

10. We note that the company has labeled certain columns of this information as “Audited.” Please clarify whether the auditor was engaged pursuant to SAS 42 to report on this information or whether the information included in those columns was derived from audited financial information.

Response: The Company supplementally advises the Staff that the financial information in these columns was derived from audited financial information. Our auditors were not engaged to report on this information. The Company has revised the Registration Statement to identify the source of this information.

11. Please clarify why you refer to data for your wholly-owned operating subsidiary, BMP China for the fiscal years 2000, 2001, 2002 and 2003 rather than the company. The financial statements of BMP China are not included in the filing.

Response: The Company refers to data of BMP China for the fiscal years 2000, 2001, 2002 and 2003 because Beijing Med-Pharm Corporation did not exist as a corporate entity until November 2003, the date of its incorporation. The only financial information with respect to the operations of the Company for these years is that of BMP China, the Company’s wholly-owned operating subsidiary.

12. Please provide 5 years of balance sheet data in the selected financial data as required by Item 301 of Regulation S-K.

Response: The Company has revised this section, per the Staff’s comment, to include five years of balance sheet data.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Revenue Recognition and Accounts Receivable and Bad Debts, page 26

13. We noted your revised disclosure as a result of our comment number 38. Please disclose more about your estimate of discounts and volume rebates and allowance for doubtful accounts such as a) the nature and amounts you have accrued for these estimates at the balance sheet date, b) the effect that could result from using other reasonably likely

Jeffrey Riedler
Securities and Exchange Commission
May 13, 2005

assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis, and c) quantify the amount of changes in estimates that you recorded during each period. If product returns effect your commission income (see comment below under financial statements, and represents a critical accounting estimate, provide similar disclosures as in the preceding sentence for product returns.

Response: The Company has revised the MD&A per the Staff’s comment.

Our Business, page 35

14. We note your response to comment 44. Please explain your reasons for your belief that you are not substantially dependent on any of the independent representatives in China. For example, if your belief is based on your ability to find replacements easily, then include the number of companies capable of providing these services.

Response: The Company supplementally advises the Staff that it does not believe it is dependent on any single independent representative in China for revenues due to the relatively small revenue volume any individual representative generates for the Company. The revenue generated by independent agents in 2004 and 2003 accounted for approximately $4,500 and $14,400, respectively. The percentage of revenue generated by independent agents for the years ended December 31, 2004 and 2003 amounted to 1.7% and 1.5%, respectively. In addition, the Company believes based upon prior experience it will be able to engage additional or replacement agents if necessary in the future.

15. We note your response to our prior Comment 45 in which we asked you to explain the nature of the relationships with your independent sales and marketing representatives. Please expand the disclosure to state the terms of your agreements with these entities.

Response: In response to the Staff’s comment, the Company has revised this disclosure to state the terms of its agreements with its independent sales and marketing representatives.

16. We note the chart on page 41 disclosing clients from whom you derived 10% or more of your revenue. Directly below the chart, please state that while Wanhui Shuanghe historically accounted for a significant amount of your business, your agreements with Wanhui Shuanghe have terminated and your revenue has declined as a result.

Response: The Company has revised this section to include this disclosure in response to the Staff’s comment.

Our Product Portfolio, page 32

17. We note our prior Comment 55 in which we asked you to name the manufacturers of Septopal 30, Septocoll E and Fem 7, and the owner of Shuganyiyang and file as exhibits

Jeffrey Riedler
Securities and Exchange Commission
May 13, 2005

to the registration statement agreements with these parties, as required by Item 601(b)(10) of Regulation S-K. We note that you derived substantial revenue from Biomet Merck, likely under the agreement with that company pertaining to Septopal 30 and Septocoll E. It appears that this agreement is a material contract and should be filed as an exhibit. Please file it or provide a detailed analysis as to why you do not have to file it under Item 601(b)(10).

Response: In response to the Staff’s comment, the Company has filed an English translation of its agreement with Biomet Merck as an exhibit to Amendment No. 2.

Wanwei Product Portfolio, page 44

18. We note our prior Comment 61 in which we asked you to state for whom Wanwei distributes the products listed, and the terms of the agreements with those parties. Please disclose the terms of the agreements.

Response: The Company has revised the Wanwei product portfolio section to clarify that the five products set forth in the Registration Statement are Wanwei’s highest selling products and to describe the material terms of the Company’s agreements with the manufacturers of these products. The Company supplementally advises the Staff that Wanwei distributes over 1,400 products.

Regulation of the Pharmaceutical Industry in China, page 46

19. We note our Comment 64 and your response. Please state whether or not you are currently in compliance with each of the laws, rules and regulations you mention in this section. Also, describe any incidence of noncompliance over the past three years.

Response: The Company has revised this section in response to the Staff’s comment.

The Selling Stockholders and Plan of Distribution, page 49

20. We note your responses to our prior Comments 67, 68 and 69 in which we asked you to identify the natural persons having investment and voting power over the securities and name any broker-dealer selling stockholders as underwriters. Upon obtaining the information you are compiling regarding the issues raised, please comply fully with these comments.

Response: The Company is continuing the process of obtaining this information and where such information has been obtained prior to the filing of this Amendment No. 2, these disclosures have been added, where appropriate, in response to the Staff’s comment.

Jeffrey Riedler
Securities and Exchange Commission
May 13, 2005

Experts, page 70

21. Please identify the company’s accountants for which the financial statements are included in the filing in reliance on their reports. Tell us why you identify Beijing Med-Pharm Market Calculating Co. Ltd’s financial statements as being included on Grant Thornton’s reliance as they don’t appear to be included in the filing.

Response: The Company has revised the Experts section of the Registration Statement in response to the Staff’s comment.

Beijing-Med Pharm Corporation and Subsidiary, December 31, 2004 Financial Statement; Financial Statements — Statement of Operations, page F-3

22. We note your response to our comment number 77. Based on your response, it appears that you have all service related revenue. As such, please include a line item for cost of service as required by Rule 5-03(b)2 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the Statement of Operations to include a line for cost of services as required by Rule 5-03(b)2 of Regulation S-X.

Note 1. Significant Accounting Policies
Revenue Recognition, F-6

23. We note your revised disclosure as a result of our comment number 79. However, it is unclear why delivery is the appropriate time to recognize revenue. Please explain to us and revise your policy to clarify the delivery you are referring to (i.e. delivery by the manufacturer to the distributor or the delivery by the distributor to the distributors ultimate customer) and why that is the appropriate point to recognize revenue. Disclose to what extent the commissions recognized are affected by subsequent product returns by the distributor or by the distributor’s ultimate customer and how this is considered in your revenue recognition policy. Furthermore, please tell us how the termination provisions discussed are considered in your decision to recognize revenue.

Response: The Company has expanded its description of revenue recognition in the Significant Accounting Policies per the Staff’s comment. The Company supplementally advises the Staff that the Company recognizes revenue in the form of commissions on products delivered by the distributor at the time of delivery, provided that there is evidence of a final arrangement, there are no uncertainties surrounding acceptance, collectibility is probable, and the price is fixed. Under the terms of the agreements, revenues are generally receivable from manufacturers within 45 days of delivery.

If goods for which we provide sales and marketing support are returned by the customer to the distributor, our commission revenue for those products will be deducted from the

Jeffrey Riedler
Securities and Exchange Commission
May 13, 2005

following month’s commission payment. Total returns in 2004 were approximately $6,500.

Earnings Per Share, F-7

24. Please tell how you considered the January and February 2004 transaction in the context of SAB Topic 4.D., regarding the nominal issuance of stock and the need for shares to be reflected as outstanding for all periods presented.

Response: The Company supplementally advises the Staff that it calculated the shares outstanding for the January and February 2004 transactions based on the closing date of the transactions. Accordingly, the shares are outstanding for the periods presented.

Note 2, Acquisition, page F-7

25. Refer to your response to comment 82. Please revise your disclosure to incorporate the additional information discussed in your letter, in particular the information regarding the dates each entity was incorporated and the nature of each transaction particularly the nature of the relationship that resulted in your account for the BMP China acquisition at historical cost. With respect to that acquisition, disclose more about the procedural guidance that you followed for recording the acquisition as outlined in paragraphs D14 through 17 so an investor can determine whether or not the financial statements include BMP China for all years presented. Further, with respect to the January 2004 acquisition, provide the disclosures required by paragraphs 51 and 52 of FAS 141 as it relates to your acquisition of Just Great Coffee for accounting purposes.

Response: The Company believes that while several transactions occurred in connection with the reverse merger of Just Great Coffee, the Registration Statement properly records the reverse merger. The process of setting up Beijing Med-Pharm Corporation took several steps, however, during the process there was only one reverse merger which occurred and only the ultimate acquisition of Beijing Med-Pharm Market Calculating Company involved an operating entity. The ownership of Beijing Med-Pharm Market Calculating Company wanted to acquire 100% of a publicly traded company shell to gain access to the public markets. Beijing Med-Pharm Corporation was incorporated in Delaware in November 2003, had no assets or liabilities at that time and was established to permit the reverse merger. Just Great Coffee was identified as a public shell company with no assets or liabilities and in January 2004, the reverse merger was consummated. In February 2004 the Company acquired Beijing Med-Pharm Market Calculating Co., Ltd. , an operating company incorporated in China in May 1994 which had both assets and liabilities, in exchange for common shares of the Company. Since neither Beijing Med-

Jeffrey Riedler
Securities and Exchange Commission
May 13, 2005

Pharm Corporation nor Just Great Coffee had any assets at the time of the reverse merger there were no intangibles or goodwill required to be accounted for.

Beijing Wanwei Pharmaceutical Co., Ltd., December 31, 2004 Financial Statements – Notes to the Financial Statements – 1. Significant Accounting Policies, Reporting Entity, page F-19.

26. We note your response to our comment number 83. However, it is unclear why no such costs exist. Please clarify in your response why no costs are allocable from Wanhui Pharmaceutical Group to the Company. Include specifically the items discussed in Question 1 and 2 of SAB Topic 1.B.

Response: The Company is in the process of acquiring Wanwei as described in the Registration Statement. Wanwei is a fully functional and operational subsidiary of Beijing Wanhui Pharmaceutical Group. Wanwei has a full staff of management personnel and officers, maintains its own records and finances, has a separate audit, and pays for all of its selling, general and administrative expenses. As a result no expenses are allocated from its parent, Beijing Wanhui Pharmaceutical Group. The Company believes that any allocated expenses from the parent would be immaterial. In addition, given that the parent company is owned by the Chinese government it would be extremely time consuming and potentially not even possible to obtain an accurate estimate of any allocated expenses that are considered immaterial.

Segment Information, page F-21

27. Please provide revenues by product as required by paragraph 37 of FAS 131.

Response: The Company supplementally advises the Staff that the Company analyzes the operating results of Wanwei as a single operating entity without segment analysis. In making operational decisions, the Company reviews the overall product margins as well as the top product gross margins on an ongoing basis during the year. In addition, when reviewing additional products to add or to drop from the distribution lines the Company evaluates which drugs are available as well as the potential gross margins associated with such products. The Company does not separately review the products by therapeutic category. In addition, Wanwei currently distributes over 1400 products which would make individual product disclosure impractical.

Note 9 Major Suppliers, page F-21

28. We note your response to our comment 89. However, it is unclear how your disclosure complies with Rule 4-08(k) of Regulation S-K. Disclosure on the face of the financial statements of the amounts of related-party items and transactions that are material individually or in total is required. It appears that the transactions with Wanhui Group and its affiliate would be considered material. As such, please disclose the amount

Jeffrey Riedler
Securities and Exchange Commission
May 13, 2005

of the cost of sales and any other expenses with your parent on the face of the financial statements.

Response: The Company has revised the Registration Statement to provide cost of sales from related parties on the face of the Wanwei financial statements. With respect to any expenses from the parent, please see the response to comment number 26 above.

Pro Forma Financial Statements, F-25 through F-29

29. Please remove the pro forma statement of operation for December 31, 2003 as only the most recent year should be presented pursuant to Article 11 of Regulation S-X.

Response: The Company has removed the December 31, 2003 pro forma statement of operation from the Registration Statement in response to the Staff’s comment.

30. Please disclose your estimate of the amount of each identifiable intangible asset and its estimated useful life. Include a pro forma adjustment for amortization of these assets.

Response: The balance sheet reference to intangible assets and goodwill has been revised to accurately present only Goodwill. The Company supplementally advises the Staff that because there is no goodwill amortization no pro forma adjustment for amortization is required for these assets.

Recent Sales of Unregistered Securities, page II-2

31. We note your response to our prior Comment 91. You state that certain of the offerees and investors did not have prior relationships with the placement agent but were business associates and friends of investors that were referred to the placement agent in connection with the private placement. Supplementally, for each of these offerees, tell us the circumstances concerning how the offeree was identified, initially contacted and offered securities. Also, provide to us your legal analysis of why any or all of this activity did not constitute a general solicitation.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff as follows: For the reasons set forth below the Company believes that the selling efforts in connection with the private placement did not constitute general solicitation.

The Staff appears to be focusing its concern on the 43 offerees who were identified in the Company’s earlier response as not having a prior relationship with Philadelphia Brokerage Corporation (“PBC”), the placement agent for the private placement. Based on information provided to the Company by PBC, the Company now believes that the number of offerees without such a relationship was 32, not 43.

Jeffrey Riedler
Securities and Exchange Commission
May 13, 2005

While 43 offerees did not have brokerage accounts with PBC, six had participated in prior capital raising transactions for which PBC had served as either an underwriter or the placement agent and the other five had a prior relationship with a broker at PBC who was a founder of another firm prior to joining PBC where such five offerees were clients. PBC has advised the Company that, based on accredited investor questionnaires or other information previously provided by these 11 persons, it had a reasonable basis to believe that each of such persons was an accredited investor and that each would have a potential interest in the private placement offering.

Of the remaining 32 offerees, PBC has advised the Company that 30 of the offerees were referred to PBC by Mr. Paul O’Neil, a principal of Abacus Investments Ltd. (“Abacus”), the largest stockholder of the Company. Mr. O’Neil may be deemed to have beneficially owned the shares held by Abacus as he possessed shared voting and investment power with respect to such shares.

Mr. O’Neil is now deceased and, therefore, the Company is unable to obtain information from the obvious best source. However, PBC has advised the Company that Mr. O’Neil, on behalf of the Company, and without compensation from PBC (the Company also provided no compensation to Mr. O’Neil), directly contacted each of the 30 offerees. Five of the offerees were investors in Abacus. PBC has advised the Company of its understanding that each of the offerees was either a close personal friend or had a business relationship with Mr. O’Neil, and in each case Mr. O’Neil believed the offeree was a sophisticated, accredited investor. PBC further advised the Company of its belief that each offeree was contacted by Mr. O’Neil on a personal, “one-on-one” basis.

PBC has advised the Company that the remaining two offerees were referred to PBC by an offeree who participated in a prior transaction with PBC and were the brother and a close personal friend of the offeree.

PBC has advised the Company that with respect to each of the offerees referred to PBC by Mr. O’Neil and the other offeree, PBC would first confirm the belief of the referring party that the proposed offeree was a sophisticated, accredited investor. PBC then directly contacted the individual or entity, explained that the private placement was only opened to accredited and sophisticated investors, and then confirmed that the offeree met these conditions. Upon receiving such confirmation, PBC would discuss the specific terms of the offering and provide to the offeree a private placement memorandum along with a questionnaire to confirm the offeree’s status as an accredited investor.

The Company believes that these efforts do not constitute general solicitation. In this regard, the Company notes that at no time in connection with the private placement were the types of efforts referenced in Rule 502(c)(1) and (2) under the Securities Act of 1933 engaged in by the offering participants. Specifically, the participants did not utilize:

•	any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio; and

Jeffrey Riedler
Securities and Exchange Commission
May 13, 2005

•	any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

Of course, the Company recognizes that the offering activities specified above are not the exclusive methods of conducting a general solicitation. For example, had Mr. O’Neil selected 30 names from the Manhattan telephone directory, a general solicitation would have occurred. However, this is not the case here. To the Company’s knowledge, Mr. O’Neil contacted only those with whom he had a meaningful business or personal relationship.

Mr. O’Neil’s activities and relationships are analogous to those referenced in an interpretive letter issued by the staff (Woodtrails-Seattle, Ltd., August 1, 1982; this letter was referenced by the Commission in Use of Electronic Media, Release No. 33-7856, April 28, 2000, in connection with the Commission’s acknowledgment of “an important and well known principle established over a decade ago: a general solicitation is not present when there is a pre-existing, substantive relationship between an issuer, or its broker-dealer and the offerees”). In Woodtrails-Seattle, the staff determined that a general solicitation was not involved where a partnership proposed to mail an offer to approximately 300 persons who invested in other partnerships sponsored by the same general partner. In determining that no general solicitation was involved, the staff noted that “(1) each of the proposed offerees has a pre-existing business relationship with the general partner of [the partnership], which relationship was established within the last three years, and (2) the nature of this relationship is evidenced, in part, by the determination by the general partner at the time of the original investment that the investors met certain suitability standards and by the belief by [the partnership] that each of the proposed offerees currently has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

We believe that Woodtrails-Seattle provides meaningful support for the position that Mr. O’Neil’s efforts did not constitute general solicitation. While Mr. O’Neil did not serve in a management capacity, as the general partner in Woodtrails-Seattle presumably did, Mr. O’Neil was the principal of the largest shareholder of the Company and clearly was an affiliate of the Company. Each of the persons referred to PBC by Mr. O’Neil had a business or personal relationship with Mr. O’Neil (we do not know when the relationships commenced; the significance of the establishment of the relationship within the past three years referenced in Woodtrails-Seattle is not clear – perhaps the staff was concerned that knowledge regarding the suitability of the offeree was not stale. However, as noted below, it appears that Mr. O’Neil’s belief regarding the sophistication and accredited status of the offeree was well-founded. Moreover, in another staff letter cited below, duration of a relationship is noted as a positive factor. While the Company does not have information as to the means by which Mr. O’Neil first formed his belief regarding the suitability of each investor, based on PBC’s inquiries of Mr. O’Neil at the time of his referral and PBC’s ultimate determination that every one of Mr. O’Neil’s

Jeffrey Riedler
Securities and Exchange Commission
May 13, 2005

referrals were accredited and sophisticated investors, it seems clear that Mr. O’Neil’s relationships with the offerees enabled him to effectively reach this determination.

See also Mineral Lands Research & Marketing Corporation, December 4, 1983. (“The types of relationships with offerees that may be important in establishing that a general solicitation has not taken place are those that would enable the issuer (or a person acting on its behalf) to be aware of the financial circumstances or sophistication of the persons with whom the relationship exists or that otherwise are of some substance and duration.”)

Finally, the number of offerees is not a factor. PBC is aware of 30 persons who were contacted by Mr. O’Neil. It is possible that others were contacted, but the nature of the offerees referred, and their suitability, indicates that the class of offerees was circumscribed. In any event, it is clear that the number of offerees is not determinative. See Woodtrails-Seattle (approximately 300 persons); and Mineral Lands Research & Marketing Corporation, (600 persons; while the staff did not reach a determination on the general solicitation issue, its decision not to reach a determination was based on lack of knowledge concerning the relationships with the offerees, not the number of offerees.)

In sum, the offerees were persons with whom PBC had a prior relationship or with whom Mr. O’Neil or one other offeree had close business or personal relationships. The nature of the relationships appeared to afford PBC, Mr. O’Neil and the other offeree with the ability to be aware of the financial circumstances and sophistication of the persons with whom the relationship existed or were otherwise of substance and duration. None of the methods of general solicitation cited in Rule 502(c) or otherwise indicating lack of the requisite relationships were used. Therefore, the Company respectfully submits that no general solicitation occurred.

Jeffrey Riedler
Securities and Exchange Commission
May 13, 2005

*****************************************

If you have any questions, please feel free to contact me at (215) 963-5262 or Jeffrey P. Bodle at (215) 963-5417.

Very truly yours,

/s/ Joanne R. Soslow

Joanne R. Soslow

enclosures

c:	Tabitha Atkins James Rosenberg Michael Reedich David Gao Edwin Norse Fred Powell Brian Davis Jeffrey P. Bodle